FORM 15

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number      0-17389

                              Tejas Gas Corporation

                (Exact name of registrant as specified in its charter)


       McKinney Street, Suite 700, Houston, Texas 77010, (713) 658-0509

   Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                          Common Stock, $.25 par value;
                        Preferred Share Purchase Rights;
 Depositary Shares, each representing a one-tenth interest in a share of 9.96% Cumulative Preferred Stock, $1.00 par value; Depositary Shares, each representing a one-fifth interest in a share of 5-1/4% Convertible Preferred Stock, $1.00 par value; 9.96% Cumulative Preferred Stock, $1.00 par value; 5-1/4% Convertible Preferred Stock, $1.00 par value.

              (Titles of all other classes of securities for which a
                              duty to file reports
                      under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   [X]

Rule 12g-4(a)(1)(ii)  [   ]

Rule 12g-4(a)(2)(i)   [   ]

Rule 12g-4(a)(2)(ii)  [   ]

Rule 12h-3(b)(1)(i)   [X]

Rule 12h-3(b)(1)(ii)  [   ]

quad Rule 12h-3(b)(2)(i)  [   ]

Rule 12h-3(b)(2)(i)   [   ]

Rule 12h-3(b)(2)(ii)  [   ]

Rule 15d-6            [   ]

Approximate number of holders of record as of the certification
or notice date:    1

Pursuant to the requirements of the Securities Exchange Act of 1934 Tejas Gas LLC as successor to Tejas Gas Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 10, 1998             BY:/s/Michael A. Creel
                                       Michael A. Creel, Senior Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.